UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Burlington Coat Factory Warehouse Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(Cusip Number)

Monroe G. Milstein
c/o Burlington Coat Factory Warehouse Corp.
1830 Route 130
Burlington, New Jersey 07016
Tel: (609) 387-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2001
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Estate of Henrietta Milstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Source Of Funds (See Instructions):		OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant To Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:		New Jersey

	Number Of	7.	Sole Voting Power:	--
	Shares Beneficially
	Owned by	8.	Shared Voting Power:	6,738,984
	Each
	Reporting	9.	Sole Dispositive Power:	--
	Person
	With	10.	Shared Dispositive Power:	6,738,984

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:			6,738,984 Shares

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain
	Shares (See Instructions) ☒

13.	Percent Of Class Represented By Amount In Row (11)			15.2%

14.	Type Of Reporting Person (See Instructions):			OO

CUSIP No. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Trust established under Article SIXTH of the last will and testament of Henrietta Milstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Source Of Funds (See Instructions):		OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant To Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:		United States

	Number Of	7.	Sole Voting Power:	--
	Shares Beneficially
	Owned by	8.	Shared Voting Power:	6,738,984
	Each
	Reporting	9.	Sole Dispositive Power:	--
	Person
	With	10.	Shared Dispositive Power:	6,738,984

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:			6,738,984 Shares

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain
	Shares (See Instructions) ☒

13.	Percent Of Class Represented By Amount In Row (11)			15.2%

14.	Type Of Reporting Person (See Instructions):			OO

CUSIP No. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Monroe G. Milstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Source Of Funds (See Instructions):		OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant To Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:		New Jersey

	Number Of	7.	Sole Voting Power:	11,349,431
	Shares Beneficially
	Owned by	8.	Shared Voting Power:	6,738,984
	Each
	Reporting	9.	Sole Dispositive Power:	11,349,431
	Person
	With	10.	Shared Dispositive Power:	6,738,984

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:			18,088,415 Shares

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain
	Shares (See Instructions) ☒

13.	Percent Of Class Represented By Amount In Row (11)			40.7%

14.	Type Of Reporting Person (See Instructions):			IN

Item 1. Security and Issuer

Common Stock, par value $1.00 per share of Burlington Coat Factory Warehouse Corp., a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey, 08016.

Item 2. Identity and Background

(a)-(c)     The undersigned hereby file this Schedule 13D Statement on behalf of: (i) the estate (the "HM Estate") of Henrietta Milstein ("HM"); (ii) a trust (the "HM Trust") established under Article Sixth of the last will and testament of HM to receive the shares of Common Stock of the Issuer owned by HM; and (iii) Monroe G. Milstein ("MM"). The HM Estate, the HM Trust and MM are sometimes referred to herein as "Reporting Persons."

The HM Estate's and the HM Trust's business address is c/o Monroe Milstein at 1830 Route 130, Burlington, New Jersey 08016.

MM's business address is c/o the Issuer at 1830 Route 130, Burlington, New Jersey 08016. MM's principal occupation is as President, Chief Executive Officer and as a Director of the Issuer. MM is the executor of HM's Estate and is a trustee of the HM Trust.

(d)     None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)     MM is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D Amendment is being filed to reflect a change in ownership of 6,738,984 shares of Common Stock of the Issuer owned by HM as a result of the death of HM on August 17, 2001. HM made a specific bequest of these shares to the HM Trust, which was established under HM's last will and testament for the benefit of certain of her family members. These shares will be transferred to the HM Trust in due course in connection with the administration of the HM Estate. On October 1, 2001, MM was appointed as executor of the HM Estate and as a trustee of the HM Trust.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock by the HM Estate and the HM Trust is for estate planning for HM and MM and for investment. The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) and (b)     The number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number Of Shares Owned	Percentage of Outstanding (1)

HM Estate	6,738,984(2)	15.2%
HM Trust	6,738,984(2)	15.2%
MM	18,088,415(3)(4)	40.7%
(1)	Based on 44,406,002 shares of Common Stock outstanding as of August 31, 2001.
(2)

The last will and testament of HM contains a specific bequest of these shares to the HM Trust. These shares will be transferred to the HM Trust in due course in connection with the administration of the HM Estate. Upon the completion of such transfer, the HM Estate shall cease to have any interest in these shares. Until such time, the HM Estate may be deemed to share beneficial ownership of these shares with the HM Trust.

(3)

Includes 6,738,984 shares of Common Stock that were owned by HM and that were bequeathed to the HM Trust. MM, as executor of the HM Estate and as a trustee of the HM Trust, has voting and dispositive powers over these shares, but disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)	Excludes the following number of shares of Common Stock owned by members of MM's family as to which shares MM disclaims beneficial ownership:
Name	Relationship to HM	Number of Shares	Percentage of Class
Andrew G. Milstein	Son	2,984,098	6.7%
Lazer Milstein	Son	2,092,521	4.7%
Stephen E. Milstein	Son	2,718,660	6.1%

(c)     Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

(d)     Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Agreement Pursuant to Rule 13d - 1(k).

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 5, 2001

THE ESTATE OF HENRIETTA MILSTEIN

By:/s/ Monroe G. Milstein
Monroe G. Milstein, Executor

TRUST ESTABLISHED UNDER ARTICLE SIXTH OF THE LAST WILL AND TESTAMENT OF HENRIETTA MILSTEIN

By:/s/ Monroe G. Milstein
Monroe G. Milstein, Trustee

/s/ Monroe G. Milstein
MONROE G. MILSTEIN

EXHIBIT A

     Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.

Dated:  October 5, 2001

THE ESTATE OF HENRIETTA MILSTEIN

By:/s/ Monroe G. Milstein
Monroe G. Milstein, Executor

TRUST ESTABLISHED UNDER ARTICLE SIXTH OF THE LAST WILL AND TESTAMENT OF HENRIETTA MILSTEIN

By:/s/ Monroe G. Milstein
Monroe G. Milstein, Trustee

/s/ Monroe G. Milstein
MONROE G. MILSTEIN